NO ACT

PE
12-23-11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561

DIVISION OF
CORPORATION FINANCE

12025177

January 24, 2012

Received SEC
JAN 24 2012
Washington, DC 20549

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 1-24-12

David S. Maltz
Duke Energy Corporation
david.maltz@duke-energy.com

Re: Duke Energy Corporation

Dear Mr. Maltz:

This is in regard to your letter dated January 23, 2012 concerning the shareholder proposal submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund for inclusion in Duke Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that Duke Energy therefore withdraws its December 30, 2011 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Charles Kwon
Special Counsel

cc: Salvatore J. Chilia
Trustee
Trust for The International Brotherhood of Electrical Workers'
Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

January 23, 2012

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Withdrawal of No-Action Letter Request Regarding the Shareholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Sir or Madam:

In a letter dated December 30, 2011 (the "No-Action Request Letter"), Duke Energy Corporation (the "Company") requested that the staff of the Division of Corporation Finance of the Securities and Exchange Commission not recommend any enforcement action if the Company omitted the proposal (the "Proposal") submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent") from the Company's proxy solicitation materials ("Proxy Materials") for its 2012 Annual Meeting of Shareholders.

Attached as Exhibit A is a copy of a letter dated January 23, 2012, from the Proponent voluntarily withdrawing the Proposal. In reliance on this letter, the Company hereby withdraws the No-Action Request Letter relating to the Company's ability to exclude the Proposal from its Proxy Materials pursuant to Rule 14a-8 under the Securities Exchange Act of 1934. If you have any questions, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

Enclosure

CC: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
Salvatore J. Chilia

437222

EXHIBIT A

See attached.

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

January 23, 2012

VIA U.S. MAIL

Mr. Marc E. Manly
Group Executive, Chief Legal Officer,
and Corporate Secretary
Duke Energy
526 S. Church Street
Charlotte, NC 28202-1803

Dear Mr. Manly,

This letter will serve to withdraw the shareholder proposal submitted on November 18, 2011, by the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) for inclusion in Duke Energy's proxy statement and for consideration at the 2012 Annual Shareholders meeting.

If in the future you have any questions, please contact IBEW Corporate Affairs Director Jim Voye at (202) 728-6103.

Thank you for your continued attention to this matter.

Sincerely yours,

Salvatore J. Chilia
Trustee

SJC:daw

Duke Energy.

David S. Maltz
Vice President, Legal and
Assistant Corporate Secretary

Duke Energy Corporation
550 S. Tryon Street
Charlotte, NC 28202

Mailing Address:
DEC45A / P.O. Box 1321
Charlotte, NC 28201

704-382-3477 phone
980-373-5201 fax
david.maltz@duke-energy.com

December 30, 2011

VIA E-MAIL
Office of Chief Counsel
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Omission of Shareholder Proposal of the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Sir or Madam:

Pursuant to Rule 14a-8(j)(1) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), Duke Energy Corporation (the "Company") requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend any enforcement action if the Company omits from its proxy solicitation materials ("Proxy Materials") for its 2012 Annual Meeting of Shareholders (the "2012 Annual Meeting") a proposal (the "Proposal") submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Proponent"). A copy of this proposal is attached as Exhibit A.

This letter provides an explanation of why the Company believes that it may exclude the Proposal and includes the attachments required by Exchange Act Rule 14a-8(j). A copy of this letter and its attachments are also being sent on this date to the Proponent in accordance with that Rule, informing the Proponent of the Company's intention to omit the Proposal from the 2012 Proxy Materials. This letter is being submitted not less than 80 days before the filing of the

Company's 2012 Proxy Materials which the Company intends to file on or around March 22, 2012.

The Proposal asks the board of directors

> to adopt a policy that in the event of a change of control of the Company, there shall be no acceleration in the vesting of any equity award to a senior executive, provided that any unvested award may vest ***on a pro rata basis*** up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time. (emphasis added)

DISCUSSION

The Company believes that the Proposal may be properly omitted from the Proxy Materials for the 2012 Annual Meeting pursuant to Rule 14a-8(i)(3) because the Proposal is impermissibly vague and indefinite so as to be inherently misleading. Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." The Staff consistently has taken the position that vague and indefinite shareholder proposals are inherently misleading and therefore excludable under Rule 14a-8(i)(3) because "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See Staff Legal Bulletin No. 14B* (September 15, 2004) ("*SLB 14B*"). *See also Dyer v. SEC,* 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.") The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because its proviso "that any unvested award may vest ***on a pro rata basis*** up to the time of a change of control event" and the intended operation of such proviso are confusing, impermissibly vague and indefinite so as to be inherently misleading. (emphasis added)

In this regard, the Staff has concurred with the exclusion of a variety of shareholder proposals with vague terms or references, including proposals regarding changes to compensation policies and procedures, such as the Proposal. In *General Electric Company* (February 10, 2011) ("*GE 2011*"), a proposal urged that the executive pay committee adopt a policy requiring that senior executives retain a significant percentage of stock acquired through equity pay programs until two years following the termination of their employment and to report to shareholders regarding the policy. The proposal also sought "all practicable steps to adopt this proposal including encouragement and negotiation with senior executives to request that they relinquish, for the common good of all shareholders, ***preexisting executive pay rights***, if any, to the fullest extent possible." (emphasis added) In *GE 2011*, the company noted its compensation program provided numerous "executive pay rights" and that a "literal reading of the proposal leads to a number of significant questions about the meaning of, and scope of action required to implement, the proposal." Further, the company noted that "under a literal reading of the [p]roposal, numerous different actions arguably could be required if the Proposal were to be implemented. In addition, the supporting statement in *GE 2011* did not provide any greater clarity regarding what actions were required under that proposal. In determining that the proposal could be excluded under Rule 14a-8(i)(3), as vague and indefinite, the Staff noted that the proposal did not sufficiently explain the meaning of "executive pay rights" and that, as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. *See also, The Boeing Company* (March 2, 2011) and *Motorola, Inc.* (January 12, 2011) (both the same as *GE 2011*); *Prudential Financial Inc.* (February16, 2007) (concurring with the exclusion of a proposal requiring shareholder approval for certain senior management incentive compensation programs because the proposal was vague and indefinite) and *Woodward Governor Co.* (November 26, 2003) ("*Woodward*") (concurring in the exclusion of a proposal which called for a policy for compensating the "executives in the upper management . . . based on stock growth" because the proposal was vague and indefinite as to what executives and time periods were referenced). In *General Electric Co.* (February 5, 2003) ("*GE 2003*"), a proposal sought "shareholder approval for all compensation for Senior Executives and Board members" that exceeded certain thresholds. The Staff concurred with the company's argument that the proposal was vague because shareholders would not be able to determine what the critical terms "compensation" and "average wage" referred to and, thus, would not be able to understand which types of compensation the proposal would have affected.

Furthermore, the Staff has concurred with the exclusion of a shareholder proposal seeking changes to a company's executive compensation arrangements if the proposal includes vague terms subject to multiple interpretations. In *General Electric Co.* (January 21, 2011), a proposal sought to modify the company's incentive compensation program to provide for more long-term incentives. The Staff concurred that the company could exclude the proposal under Rule 14a-8(i)(3) as vague and misleading because it was unclear how the proposal would actually operate given the company's existing compensation plans and because the proposal included vague terms relating to its practical operation, including the financial metrics that would apply in implementing the proposal.

Similarly, in *International Paper Co.* (February 3, 2011), a proposal to adopt a policy to require that senior executives retain a significant percentage of stock acquired through equity compensation programs was excluded. In concurring with the company that it could exclude the proposal, the Staff noted that the proposal did not sufficiently explain key terms and that "as a result, neither stockholders nor the company would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *See, e.g. Verizon Communications, Inc.* (February 21, 2008) (certain terms in proposed incentive-based compensation arrangement were susceptible to multiple interpretations so that it was unclear exactly how it would be implemented).

As noted above, the Proposal's proviso — "provided that any unvested award may vest ***on a pro rata basis*** up to the time of a change of control event" has significant flaws that make the Proposal impermissibly vague and indefinite and, thus, inherently misleading under Rule 14a-8(i)(3). (emphasis added)

The Operation of the Proviso's "Pro Rata Basis" Vesting is Vague and Indefinite. The proviso discussed above includes unclear wording by speaking of vesting "on a pro rata basis." One of the compensation methods under the Company's compensation program includes the granting of shares of phantom stock. The Company's phantom shares are granted annually and vest in one-third increments annually for three years. It is unclear how the Company's current vesting schedule would be affected by the Proposal during the period leading up to a change of control ("CIC")t, but prior to the occurrence of the CIC, and whether the pro rata vesting would be based on length of employment, the passage of time, or some other measure such as the number of days, weeks or months since the grant date.

An example of just a couple of the many ways in which "pro rata" vesting may occur is insightful. Assume 300 shares were granted on March 16, 2011, with one-third to vest in each of the next three years. Further assume that a CIC event occurs on February 1, 2012 and that the executive granted these shares terminates his employment on February 1, 2012, thus triggering accelerated vesting of the awards. One way in which the shares could vest "on a pro rata basis" would be to compare the total days of service to the total number of days in the three year vesting period. In this example, one would divide the number of days of the executive's employment – 322 – by the number of days in the three year vesting cycle – 1,096. The employee would thus have served 29% of the vesting cycle. Multiplying 29% times the 300 shares originally granted would lead to the vesting of 87 shares.

No. of Shares Granted	Date Granted	Date Terminated	No. of Days of Employment	No. of Days in Vesting Cycle	Proration %	No. of Shares Vesting
300	3/16/2011	2/1/2012	322	1096	29%	87

Using another method of "pro rata" vesting, one would find that 153 shares would vest. In this method, one would consider the executive's length of employment (in months) compared to the number of months in each period in which 100 shares were to vest – one year (12 months), two years (24 months) and three years (36 months). One would calculate the number of months served by the executive – 10 months – and then compare this amount to the number of months in each of the three vesting periods. For the first year, one would divide the 10 months of service by the 12 months required for the first 100 shares to vest, which equals 83.3333%. Eighty-three percent (rounded) multiplied by 100 equals 83 vesting shares. For the second year in which another 100 shares are to vest, one would divide 10 months (the length of the executive's service) by 24 months (the length of time required for the second set of 100 shares to vest), which equals 41.6666%. Forty-two percent (rounded) times 100 shares equals 42 vesting shares. Finally, the last 100 shares require three years to vest, or 36 months. One would therefore divide 10 months (the length of the executive's service) by 36 months, which yields 27.7777%. Twenty-eight percent (rounded) times 100 equals 28 vesting shares. Adding 83 shares (from the first vesting period), 42 shares (from the second vesting period) and 28 shares (from the third vesting period) equals a total of 153 vesting shares.

No. of Shares Granted	Date Granted	Date Terminated	No. of Months of Employment	No. of Months in Vesting Period	Proration %	No. of Shares Vesting
100	3/16/2011	2/1/2012	10	12	83%	83
100	3/16/2011	2/1/2012	10	24	42%	42
100	3/16/2011	2/1/2012	10	36	28%	28
					Totals	153

One would receive an even different number of vesting shares using this last example of "pro rata" vesting if days or weeks were used as the time period of measurement instead of months. As these examples clearly show, the term "on a pro rata basis" is not self explanatory and the different methods can result in extremely different results. **In the examples above, the different methodologies result in a difference in vesting of almost 100%.**

There are numerous methods to determine vesting "on a pro rata basis" and neither shareholders nor the Company can be certain what the Proponent intended or how the Proposal would operate. There is simply no way to know how "pro rata" vesting would operate under the Proposal.

Supporting Statement is Misleading. Not only is the Proposal itself vague and indefinite, but its supporting statement is also misleading. The supporting statement claims that "[I]f there had been a change of control on December 31, 2010, CEO and Chairman James E. Rogers would have been eligible to receive approximately $2.8 million in accelerated vesting of stock options." This statement is an oversimplification and therefore misleading. Mr. Rogers' stock options are subject to a "double trigger" requirement in order for their vesting to accelerate. Therefore, Mr. Rogers would not receive this amount in accelerated vesting of stock options merely upon a CIC as the Proposal states. Rather, a CIC **and** another event, such as termination of employment, would have to occur. This misstatement could improperly lead shareholders to conclude that Mr. Rogers would receive $2.8 million in accelerated vesting of stock options upon only a CIC, rather than the more burdensome condition of the double trigger requirement. As discussed above, this is not accurate and could affect shareholders' views of the Company's vesting provisions generally if they misunderstand the conditions required to be satisfied before accelerated vesting can occur.

Revision is permitted only in limited circumstances. It is noted that while there is no provision in Rule 14a-8 that allows a shareholder to revise her or her proposal or supporting statement the Staff has permitted a proponent to revise his or her proposal in limited instances in order to comply with the requirements of Rule 14a-8(i)(3). However, as explained in *SLB 14B*, the opportunity to revise is only afforded to a shareholder for "minor defects," where the "revisions . . . are minor in nature and do not alter the substance of the proposal." Such revision is not appropriate in the current case as the misleading "pro rata" language discussed above lies at the heart of the Proposal. We believe that revising this language to make clear the Proponent's intent would require more than fixing a "minor defect" as describing the meaning and nature of pro rata vesting would require major wording changes. Further, the misleading portion of the supporting statement requires not a simple clarification but a lengthy explanation of the Company's complex vesting policies, making amendment of this statement inappropriate under the Staff guidance discussed above. For these reasons, we do not believe that it would be proper and in accordance with Staff precedent to allow revision of the Proposal.

Drafting Precision is Critical Under Rule 14a-8. The Staff has clearly stated that a proposal should be drafted with precision. *See SLB 14* and *Teleconference: Shareholder Proposals: What to Expect in the 2002 Proxy Season* (November 26, 2001). In a November 26, 2001 teleconference, *Shareholder Proposals: What to Expect in the 2002 Proxy Season*, the Associate Director (Legal) of the Division (the "Associate Director") emphasized the importance of precision in drafting a proposal, citing *SLB 14*. The Associate Director stated, "you really need to read the **exact wording** of the proposal . . . . We really wanted to explain that to folks, and we took a lot of time to make it very, very clear in [*SLB 14*]." (emphasis added) Question B.6 of *SLB 14* states that the Division's determination of no-action requests under Rule 14a-8 of the Exchange Act is based on, among other things, the "way in which a proposal is drafted." The Proposal is clearly not well drafted, and shareholders should not be asked to vote upon such a confusing and vague Proposal. The proviso language contains elements that create confusion as discussed above – namely, the application of "pro rata" vesting. Both the Company and shareholders are likely to have multiple interpretations of this language. Given the vague language and multiple possible interpretations, if adopted, the Company cannot with any certainty determine how to structure its vesting policies on a "pro rata basis" in the event of a CIC.. For these reasons, the Company believes that the Proposal is excludable under Rule 14a-8(i)(3).

CONCLUSION

Based on the foregoing, the Company respectfully requests that the Staff advise that it will not recommend any enforcement action if the Company excludes the Proposal from its Proxy Materials for the 2012 Annual Meeting. If the Staff does not concur with the Company's position, we would appreciate an opportunity to confer with the Staff concerning this matter prior to the issuance of a response. In such case, or if you have any questions or desire any further information, please contact the undersigned at (704) 382-3477.

Very truly yours,

David S. Maltz

CC: Marc E. Manly, Group Executive, Chief Legal Officer and Corporate Secretary
Salvatore J. Chilia

EXHIBIT A

See attached.

TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND
900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

November 15, 2011

VIA FACSIMILE 704-382-7705 AND U.S. MAIL

Mr. Marc E. Manly
Group Executive, Chief Legal Officer.
and Corporate Secretary
Duke Energy
526 S. Church Street
Charlotte, NC 28202-1803

Dear Mr. Manly:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in Duke Energy ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2012.

The proposal relates to **"No Accelerated Vesting of Stock Awards"** and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of Duke Energy's common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2012 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,

Salvatore J. Chilia
Trustee

RECEIVED

NOV 18 2011

MARC E. MANLY
CHIEF LEGAL OFFICER

SJC:daw
Enclosure

Form 972

Ban Accelerated Vesting of Awards for Change in Control
Duke Energy

RESOLVED: The shareholders hereby ask the board of directors of Duke Energy Corporation (the "Company") to adopt a policy that in the event of a change of control of the Company, there shall be no acceleration in the vesting of any equity award to a senior executive, provided that any unvested award may vest on a pro rata basis up to the time of a change of control event. To the extent any such unvested awards are based on performance, the performance goals must have been met. This policy shall apply to future awards without affecting any contractual obligations that may exist at the time.

SUPPORTING STATEMENT: We support the concept of performance-based equity awards to senior executives to the extent that such awards are tailored to promote performance and align executives' interests with those of the shareholders. We also believe that severance payments may be appropriate in some circumstances following a change of control.

We are concerned, however, that the Company's current practices can disregard performance criteria upon a change of control. Instead, they can permit full and immediate accelerated vesting of unearned equity awards.

The Company's 2011 proxy summarizes the Company's potential exposure if unvested equity awards should vest upon a change in control. According to the Company's 2011 proxy, if there had been a change of control on December 31, 2010, CEO and Chairman James E. Rogers would have been eligible to receive approximately $2.8 million in accelerated vesting of stock options.

The vesting of equity awards over a period of time is intended to promote long-term improvements in performance. The link between pay and long-term performance can be severed if awards pay out on an accelerated schedule.

We urge you to vote **FOR** this proposal.